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August 29, 2016

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C.  20549

Attention: Mara L. Ransom, Danilo Castelli, Lilyanna Peyser, Melissa Blume, Jennifer Thompson

Re:                             Camping World Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 29, 2016
File No. 333-211977

Ladies and Gentlemen:

On behalf of our client, Camping World Holdings, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 2 (“Amendment No. 2”) to the above-captioned Registration Statement on Form S-1 (as amended, the “Registration Statement”), which was initially filed with the Commission on June 13, 2016, and amended by Amendment No. 1, which was filed with the Commission on July 29, 2016 (the “Amendment No. 1”).

Amendment No. 2 reflects certain revisions to the Registration Statement in response to the comment letter from the staff of the Commission (the “Staff”) to Marcus Lemonis, the Company’s Chief Executive Officer, dated August 23, 2016.  The responses provided herein are based on information provided to Latham & Watkins LLP by the Company.  For your convenience, we are also providing five copies of Amendment No. 2, marked to show changes against Amendment No. 1, in the traditional non-EDGAR format.

The numbered paragraphs below set forth the Staff’s comments in italics, followed by the Company’s responses.  Page numbers in the text of the Company’s responses correspond to page numbers in Amendment No. 2. Unless otherwise indicated, capitalized terms used in this letter have the meanings assigned to them in the Registration Statement.

General

1.                                      We note your response to comment 1. Please tell us what consideration you gave to disclosing the approximate portion of the tax benefits that each of ML Acquisition, funds controlled by Crestview and the Former Profit Unit Holders will be entitled, so that investors will understand with greater specificity the potential benefits to be received by your insiders, affiliates, officers and directors as a result of this agreement.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 82 and 195 of Amendment No. 2 to disclose the approximate portion of the tax benefits that each of ML Acquisition, funds controlled by Crestview and the Former Profit Unit Holders would be entitled to if all of the Continuing Equity Owners were to have their common units redeemed.

Basis of Presentation

Organizational Structure, page ii

2.                                      We note your response to comment 2. Please also revise the definition of ‘Former Profit Unit Holders’ to identify the ‘certain individuals’ who hold existing profit units. In this regard, we note your response to comment 4, which indicates that your named executive officers and your employees are included in this group.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page ii of Amendment No. 2 accordingly.

Prospectus Summary, page 1

3.                                      We note your response to comment 4. Please tell us what consideration you gave to providing the disclosure requested in this comment for each of ML Acquisition, funds controlled by Crestview and the Former Profit Unit Holders, instead of for the Continuing Equity Owners as a group, so that investors will understand with greater specificity what your insiders, affiliates, officers and directors are receiving as a result of the offering.

Response: The Company respectfully advises the Staff that each of ML Acquisition, funds controlled by Crestview and the Former Profit Unit Holders have not yet determined whether to sell common units in connection with this offering.  As a result, the Company does not currently know which of the Continuing Equity Owners, if any, it will purchase common units from in connection with this offering or the amount of common units that it will purchase from such Continuing Equity Owners.  The Company intends to update its disclosure in a pre-effective amendment to the Registration Statement prior to commencing a roadshow to provide such information with greater specificity so that investors will understand what each of ML Acquisition, funds controlled by Crestview and the Former Profit Unit Holders will receive as a result of the Company’s purchase of common units from the Continuing Equity Owners.

4.                                      We note your response to comment 5 and the related revisions on page 4. To provide a balanced disclosure that indicates the relative significance of the high margin offerings described here, please quantify your consolidated gross margin in addition to the current quantification of gross margins for your Consumer Services and Plan and Retail parts, services and other offerings.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 4 and 135 of Amendment No. 2 accordingly.

Our Company, page 1

5.                                      We note your response to comment 6 and reissue the comment in part. While the supplementary information you provided tends to show that you operate the largest number of RV-centric retail locations in the United States, it also suggests that you are not the only national network of RV-centric retail locations in the United States as several of your competitors have retail locations across several U.S. territories. Please revise your disclosure to remove references that you are the “only national network of RV-centric retail locations.”

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 2, 3, 92, 133, 134 and 163 of Amendment No. 2 accordingly.

Summary Historical and Pro Forma Consolidated Financial and Other Data, page 19

6.                                      We note your response to comment 13. With regards to the line item titled “Loss (gain) on sale of assets and disposition of stores,” please quantify for us the amount in each period that relates to the amortization of the capitalized liability of the present value of non-cancellable leases in locations with no operating business. Also tell us when you ceased operations for each applicable lease and confirm our assumption, if true, that the capitalized liability arose through accounting for the effective termination of operating leases under ASC 420.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 22 and 80 of Amendment No. 2 accordingly. The Company also respectfully advises the Staff that included in the line item titled “loss (gain) on sale of assets and disposition of stores,” are losses of $0.0 million, $0.0 million, $0.8 million, $1.3 million, $0.3 million, $0.0 million and $1.2 million for the six months ended June 30, 2016 and 2015 and the years ended December 31, 2015, 2014, 2013, 2012 and 2011, respectively, equal to the present value of the remaining net obligation under the non-cancellable operating leases.  The Company ceased operations at the subject leased properties in the year the initial liability was recorded. Adjustments in accordance with ASC 420 are recorded periodically based on changes to either the timing or the amount of estimated cash flows.  The capitalized liabilities noted above arose through the accounting for the effective termination of operating leases under ASC 420.

Dividend Policy, page 71

7.                                      We note your revisions under this heading in response to comment 17 and have the following comments:

•                                          Once you populate the amount of per common unit quarterly dividends that CWGS, LLC would have been able to pay its common unit holders during the historical periods, please provide us with the detailed calculations of such amounts.

•                                          Your response indicates that you will pay the same dividend per share amount to your Class A stockholders as the distribution per unit amount paid to each of CWGS, LLC’s common unit holders. Please tell us where this is disclosed in your filing, or add such disclosure. Additionally, please confirm our assumption, if true, and disclose to your investors in an appropriate location in your filing that any expenses you incur will be paid by CWGS, LLC prior to its calculation of dividends such that you will not need to retain any of the cash received from CWGS, LLC to fund your expenses.

Response: With respect to the first bullet above, the Company confirms that, once it populates the amount of per common unit quarterly dividends that CWGS, LLC would have been able to pay its common unit holders during the historical periods, the Company will provide the Staff with the detailed calculations of such amounts.

With respect to the second bullet above, the Company respectfully advises the Staff that the per share amount of the quarterly cash dividend paid to the holders of Class A common stock will equal the per common unit amount of the quarterly cash distribution paid to the common unit holders.  In a pre-effective amendment to the Registration Statement prior to commencing a roadshow, the Company intends to disclose each of the per share and per unit amounts and therefore the Company believes that it will be clear to investors that it will pay the same dividend per share to its Class A common stock holders as the distribution per common unit paid to each of CWGS, LLC’s common unit holders.  Additionally, the Company confirms that CWGS, LLC shall make cash distributions in accordance with the CWGS LLC Agreement in an amount sufficient for the Company to pay any expenses incurred by the Company in connection with the regular quarterly cash dividend, along with any of its other operating expenses and other obligations. Therefore, such expenses will not be paid out of the cash received from CWGS, LLC from the quarterly cash distributions on its common units.  The Company has revised its disclosure on pages 55, 71 and 118 of Amendment No. 2 accordingly.

Dilution, page 73

8.                                      We note your response to comment 18. Please explain to us in greater detail why you have assumed you will own all common units of CWGS, LLC before the offering when calculating “Pro forma net tangible book value per share as of March 31, 2016 before this offering.” Please address in your response how you considered the common units that you will purchase directly from certain Continuing Equity Owners and indirectly from the Former Equity Owners using the proceeds from the offering, as it does not appear appropriate to assume that you had already used this portion of the proceeds of the offering to acquire these common units prior to receipt of the proceeds. Additionally, please explain why you would own all common units of CWGS, LLC either before or after the offering given that your organizational chart on page 66 indicates that after the offering the Former Profit Unit Holders will continue to own certain common units with an economic interest.

Response: The Company respectfully advises the Staff that, because both prior to and after the offering, the Continuing Equity Owners (including the Former Profit Unit Holders as noted in the organizational chart), other than Crestview Partners II GP, L.P. (as beneficial owner of the Class A common stock owned by CVRV Acquisition II LLC), will not own any Class A common stock, the Company has presented dilution in pro forma net tangible book value per share, both prior to and after the offering, assuming that the Company redeemed the Continuing Equity Owners’ common units for newly-issued shares of Class A common stock on a one-for-one basis and the cancellation for no consideration of all of their shares of Class B common stock (which are not entitled to receive distributions or dividends, whether cash or stock from Camping World Holdings, Inc.) in order to more meaningfully present the maximum dilutive impact on the investors in this offering. The Company believes that this presentation will provide more useful information to investors in this offering in showing the maximum dilutive impact than not assuming that the common units will be redeemed for Class A common stock.  In response to the Staff’s comment the Company has updated the tables illustrating the dilutive impact to more clearly disclose the assumed number of shares of Class A common outstanding both immediately prior to the offering and after the offering, in each case taking into account the Assumed Redemption.

With respect to the common units that the Company will purchase directly from certain Continuing Equity Owners and indirectly from the Former Equity Owners using the proceeds from the offering, the Company respectfully advises the Staff that the increase in pro forma net tangible book value per share attributable to investors in this offering, as reflected in pro forma net tangible book value after the offering, will be offset by the proceeds used to purchase such common units.  In response to the Staff’s comment, the Company has updated the tables illustrating the dilutive impact to more clearly disclose that pro forma net tangible book value will increase after the offering due to an increase in stockholders’ equity as a result of the issuance of Class A common stock in the offering, offset by a reduction related to the purchase of common units directly from certain Continuing Equity Owners and indirectly from the Former Equity Owners using a portion of the net proceeds from this offset.

Unaudited Pro Forma Consolidated Financial Information, page 81

9.                                      We note your response to the fourth bullet point of comment 20. To assist us in better understanding your accounting and the balance sheet classification of your Class B shares and/or the common units in CWGS, LLC held by the Class B shareholders, please respond to the following comments:

•                                          Please provide us with your detailed accounting analysis of whether the option to exchange certain common units in CWGS, LLC that provide economic interests plus your Class B shares that provide voting rights for your Class A shares that provide both economic interests and voting rights, or the cash equivalent thereof, is a derivative and your accounting for it.

•                                          Please tell us why the terms of the CWGS LLC Agreement permit redemption of these common units and Class B shares for cash rather than limiting the exchange to a conversion into your Class A shares.

•                                          Please elaborate on why you believe the decision by your Board of Directors to either exchange the common units and Class B shares for Class A shares or to redeem them for cash is within your control. In doing so, tell us how you considered the guidance in paragraph 7 of ASC 480-10-S99-3A.

Response: With respect to the first bullet above, the Company respectfully advises the Staff that the option contained in the form of common units in CWGS, LLC to exchange the non-controlling interest in CWGS, LLC into the Company’s Class A common stock is a feature that is deemed to be in the common units and is not considered freestanding in CWGS, LLC.

In making this determination, the Company considered ASC 815-15-25-1, which requires an embedded derivative to be bifurcated if all three of the following conditions are met:

a.                                      the economic characteristics and risks of the embedded derivative are not clearly and closely related to the economic characteristics and risks of the host contract

b.                                      the hybrid instrument is not re-measured at fair value under otherwise applicable US GAAP with changes in fair value reported in earnings as they occur

c.                                       a separate instrument with the same terms as the embedded derivative would be considered a derivative instrument subject to derivative accounting (the initial net investment for the hybrid instrument should not be considered to be the initial net investment for the embedded derivative).

In evaluating the first condition, the exchange feature is clearly and closely related to the host contract.  The Company has the ability to settle the exchange feature for newly issued shares of Class A common stock on a one-for-one basis or a cash payment equal to a volume weighted average market price of one share of Class A common stock for each common unit redeemed.  As such, the exchange feature does not represent a redemption feature or a put option for a fixed value, but an “equity for equity” exchange. As the first condition is not met, the redemption feature does not need to be bifurcated.

In evaluating the third condition, the option to exchange common units in CWGS, LLC for newly issued shares of Class A common stock or a cash payment does not meet the definition of a derivative because it cannot be net settled.  The exchange feature does not provide for contractual net settlement because the feature requires gross settlement through the transfer of the full notional of the common units in CWGS, LLC in exchange for either newly issued shares of Class A common stock or a cash payment.  The common units in CWGS, LLC are not deemed to be readily convertible into cash because the common units in CWGS, LLC are not actively tradable. Furthermore, there is no established market mechanism that would facilitate net settlement of the common units in CWGS, LLC outside the contract as contemplated in ASC 815-10-15-110.

Because the feature does not meet all of the required criteria in ASC 815-15-25-1, the exchange feature does not require bifurcation as a derivative and there is no separate accounting for this right.

The exercise of the right to redeem or exchange the common units in CWGS, LLC into Class A common stock or a cash payment also involves the relinquishment of Class B common stock of the Company by the non-controlling interest holder, which will be cancelled for no consideration on a one-for-one basis with the number of common units so redeemed or exchanged.  The Class B common stock only provides voting rights with no economic rights.  As such, because no value is recorded relating to the Class B common stock, there would be no value associated with the relinquishment of these rights.

With respect to the second bullet above, the Company respectfully advises the Staff that the terms of the CWGS LLC Agreement permit the redemption of these common units for, at the Company’s option, newly issued shares of Class A common stock or a cash payment (rather than limiting the exchange to a conversion into Class A common stock) to, among other things, provide the Company with operational flexibility.  Any decision of whether to issue additional shares of Class A common stock or make a cash payment will be made solely by the Company’s independent directors (within the meaning of the rules of the exchange upon which the Company expects to list its Class A common stock) who are disinterested.

Additionally with respect to the third bullet above, the Company respectfully advises the Staff that while certain members of the board of directors of the Company may have a direct or indirect interest in the redemption of common units, the Company notes that any decision of whether to issue additional shares of Class A common stock or make a cash payment will be made solely by the Company’s independent directors (within the meaning of the rules of the exchange upon which the Company expects to list its Class A common stock) who are disinterested.  The Company further advises the Staff that it has considered the guidance in ASC 480-10-S99-3A, which provides analogous guidance for other redeemable equity instruments, including noncontrolling interests, requiring equity securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable and meet any one of the following three criteria:

a.                                      at a fixed or determinable price on a fixed or determinable date,

b.                                      at the option of the holder, or

c.                                       upon the occurrence of an event that is not solely within the control of the issuer.

The Company respectfully advises the Staff that in evaluating the first criteria above, the noncontrolling interest is not redeemable at a fixed or determinable price as the Company has the ability to settle the exchange feature for newly issued shares of Class A common stock on a one-for-one basis or a cash payment equal to a volume weighted average market price of one share of Class A common stock for each common unit redeemed.  Therefore, the price of the redemption is variable based on the market price of the Company’s Class A common stock.  Moreover, the date of the redemption is not fixed or determinable since the date is determined at the option of the holder of the noncontrolling interest.

With respect to the second criteria above, the Company notes that the terms of the CWGS LLC Agreement permit the redemption of these common units for, at the Company’s option, newly issued shares of Class A common stock or a cash payment as noted in response to the second bullet above.

With respect to the third criteria above, the Company notes that there is no event required to occur in order to redeem the common units.

Given this guidance, the Company has assessed and concluded that none of the criteria above have been met, thus further supporting classification of its noncontrolling interests as permanent equity.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Growth Strategies and Outlook, page 87

10.                               We note your response to comment 25 and your related amendments and reissue the comment in part. Please enhance your disclosure to disclose how the identified trends, demands, commitments, events or uncertainties have had, or how you reasonably expect them to have, a material impact on your company’s liquidity, capital resources or results of operations.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 94 of Amendment No. 2 accordingly.

Results of Operations

Year Ended December 31, 2015 Compare to Year Ended December 31, 2014

New Vehicles, page 99

11.                               Please enhance your disclosure to describe what “economic conditions” you are referring to in this section.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 99, 105 and 111 of Amendment No. 2 accordingly.

Executive Compensation

Equity-Based Compensation, page 160

12.                               We note your response to comment 32. Please revise your disclosure to describe how the “contributions, performance and relative position” of each named executive officer determined the number of profit units to be awarded to such named executive officer.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 166 of Amendment No. 2 accordingly.

Certain Relationships and Related Party Transactions

CWGS LLC Agreement

Agreement in Effect Upon Consummation of this Offering

Common Unit Redemption Right, page 193

13.                               We note your response to comment 10 and related amendments. We further note that here and elsewhere throughout your prospectus you state that the CWGS LLC Agreement that you intend to execute upon the consummation of this offering will provide a redemption right to the Continuing Equity Owners which will entitle them to have their common units redeemed “from time to time” at their election for, at your election, newly issued Class A common stock or a cash payment. This suggests that Continuing Equity Owners may periodically or infrequently redeem all or a portion their common units in CWGS, LLC. Please enhance your disclosure where applicable to include a brief description of the limitations, if any, on Continuing Equity Owners’ redemption rights.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 200 of Amendment No. 2 accordingly.

CWGS Enterprises, LLC and Subsidiaries Financial Statements for the Year Ended December 31, 2015

Consolidated Statements of Income, page F-7

14.                               We note your response to comment 35 and do not agree that presenting a subtotal for gross profit excluding depreciation and amortization complies with the guidance in SAB Topic 11:B. Based on the immateriality of your depreciation and amortization, we will not object to your current analysis of results within MD&A; however, we believe you should remove the subtotal for gross profit excluding depreciation and amortization from the face of your statements of operations. Please revise.

Response: In response to the Staff’s comment, the Company has revised the presentation of its consolidated statements of income on pages F-7 and F-43 of Amendment No. 2 to remove the subtotals for gross profit excluding depreciation and amortization.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Contracts in Transit, page F-11

15.                               We note your response to comment 36 and have the following comments:

•                                          It appears that the retail installment sales contracts have recourse to you in certain circumstances. For example, it appears that the loans can be put back to you if the third-party lender does not initially approve the loans or if a customer prepays the loans prior to a specified date. Please provide us with a detailed explanation of each circumstance under which the third-party lender can refuse the loan or require you to repurchase it after initially approving it.

•                                          Please tell us how often loans are not approved by the third-party lender when you initially assign the loans to the third-party lender. Separately tell us how often loans meet the recourse criteria to be put back to you after having been initially accepted by the third-party lender. In doing so, please quantify the amount of such loans for each period presented in your financial statements, and tell us how you determined that no additional disclosures are needed for these retained loans.

•                                          Please tell us whether there are any circumstances under which you can call or repurchase loans after they have been sold to the third-party lenders.

•                                          Please tell us in detail how you determined you meet the criteria in ASC 860-10-405 to achieve sale accounting.

Response:  The Company respectfully advises the Staff that the facts and circumstances involved with activity related to assisting its customers to obtain financing for purchases of the Company’s recreational vehicles (“RVs”) aligns with principal-agent considerations under ASC 605-45. When the Company sells an RV to a customer, the customer is able to fund the purchase price through cash, financing they obtained on their own, or by financing the Company facilitates between the customer and third party lenders. The process by which the Company facilitates financing with third party lenders takes the form of an assignment arrangement, whereby a third party lender sets forth the lending criteria it will accept and the Company matches customers with the relevant third party lender. The Company has relationships with third party lenders and is paid a fee for facilitating the financing between the customer and the third party lender. At the time of sale of the RV, the Company concurrently assigns the retail installment sales contract (RIC) signed by the customer to the third party lender. At no time does the customer view the Company as the primary obligor to provide financing of the purchase of an RV.

Through the RIC, the customer has the full understanding that the third party lender is responsible for providing the financing for the purchase of the RV. The Company arranges the financing for the benefit of the third party lender in exchange for a fee from the third party lender.

The Company is viewed as an agent in facilitating the financing arrangement between the customer and the third party lender and is paid a pre-determined fee by the third party lender for RICs assigned to them. The Company has considered the factors of gross and net reporting outlined in ASC 605-45-4 through 18.  The Company does not have latitude in establishing or modifying the financing terms provided by the third party lenders or modifying the lending requirements of the lenders. Additionally, the Company assumes no credit risk should the customer default on the financing. As mentioned above, the customer clearly understands that the third party lender is responsible for fulfilling the financing for the transaction. After considering these factors, the Company has determined that the third party lender (not the Company) is the primary obligor for providing financing to the customer under the RIC arrangement, and the fee earned by the Company should be recorded in the Company’s consolidated statement of income as finance and insurance, net revenue.

Notwithstanding how management views its business activities as outlined above, with respect to the fourth bullet above, the Company considered an alternative view under the guidance of ASC 860-10-40-5. If the Company was perceived as originating loans and selling them to third parties, it would meet the criteria to achieve sale accounting with regards to RICs assigned to third party lenders. Specifically, the unit of account (the RIC) is always transferred at 100%, the Company retains no portion of the RIC, the Company has no continuing involvement with the RICs once they are assigned, assigned RICs are done at fair value and the third party lenders have no recourse back to the Company, except for the customary representations and warranties. Additionally, the Company would meet derecognition criteria as legal isolation would be achieved, the third party lenders can sell or pledge the RICs assigned to them, and third party lenders have no recourse back to the Company, except for customary representations and warranties.

In response to the first bullet above, the Company assigns RICs to third party lenders on a non-recourse basis to the Company.  Third party lenders do not have the ability to require the Company to repurchase a RIC as the result of prepayment by the customer; however, in the event of a prepayment prior to a specified date the third party lender may require the Company to repay a portion of the fee paid by such third party lender to the Company in connection with the RIC (a “Charge Back”).   A reserve for Charge Backs is recorded as a reduction of finance and insurance, net revenue in the period in which the related RV sale revenue is recognized.

With respect to the second bullet above, prior to assignment of a RIC to a third party lender the Company obtains approval for such assignment from the third party lender.  Accordingly, there is no circumstance in which a RIC is assigned and not pre-approved by the third party lender.  The Company does not have retained loans and, as such, such retained loans are not presented on the Company’s consolidated financial statements.

Third party lenders may have the legal right to cause the Company to repurchase a RIC in the event of misrepresentation or breach of warranty by the Company in connection with the financing and assignment transaction.  The Company respectfully advises the Staff that the number of RICs repurchased in prior periods based on misrepresentations or breach of warranties have been de minimus and not material to the Company’s consolidated financial statements.  Since 2011, the Company has repurchased five (5) RICs which represents less than 0.00325% of all RICs assigned to third party lenders during such period.

With respect to the third bullet above, there are no circumstances under which the Company can call or repurchase RICs after they have been assigned to third-party lenders.

Revenue Recognition, page F-14

16.                               We note your revisions in response to comment 38. Please explain to us in more detail the circumstances you are contemplating when you state that unearned revenue and profit are subject to revisions as the membership progresses to completion. Additionally, please explain to us in more detail how you account for membership renewals if the member renews after the current membership term ends, including whether you make any assumptions about the rate of renewal.

Response: The Company respectfully advises the Staff that unearned revenue, which is included in deferred revenue on the Company’s consolidated balance sheet based on guidance set forth in SEC Staff Accounting Bulletin: No. 101 – Revenue Recognition in Financial Statements, may change if members modify or cancel their memberships.  For modifications, such as a payment by a member for an upgrade in membership benefits, the Company would recognize the incremental revenue for the upgrade on a straight-line basis over the remaining membership period as no different pattern to recognizing revenue exists. Furthermore, cancellations typically result in cessation of recognizing revenue and the return of the pro rata portion of unused membership fee to the customer. Substantive modifications and cancellations to memberships are generally infrequent. Additionally, membership renewal payments received after a lapsed membership are deferred and amortized over the new membership period from the day the renewal payment is received. The Company does not record revenue based on an estimate for expected renewals when the current membership ends.

We hope the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible.  Please do not hesitate to contact me at (212) 906-1894 with any questions or further comments you have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Ian D. Schuman

Ian D. Schuman
of LATHAM & WATKINS LLP

Enclosures

cc:                                (via email)

Marcus Lemonis, Chief Executive Officer, Camping World Holdings, Inc.

Brent Moody, Chief Operating and Legal Officer, Camping World Holdings, Inc.

Thomas Wolfe, Chief Financial Officer, Camping World Holdings, Inc.

Marc D. Jaffe, Esq., Latham & Watkins LLP

Alexander D. Lynch, Esq., Weil, Gotshal & Manges LLP

Faiza N. Rahman, Esq., Weil, Gotshal & Manges LLP